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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7874                                                              12/31/03
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      One Group Investment Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      1111 Polaris Parkway, Columbus, OH 43240
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


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Trustees of
One Group Investment Trust


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Mid Cap Growth Portfolio, the Mid Cap Value Portfolio, the Diversified Mid Cap Portfolio, the Large Cap Growth Portfolio, the Diversified Equity Portfolio, the Equity Index Portfolio, the Balanced Portfolio, the Bond Portfolio and the Government Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2003, as it relates to the collateral held at Bank One Trust Company, N.A. in exchange for securities lent on behalf of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, with respect to collateral held in exchange for securities lent on behalf of the Funds for the period from November 10, 2003, through December 31, 2003:

o Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository Trust Company, the Federal Reserve Bank and broker/banks;

o Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

o Confirmation, or other procedures as we considered necessary, of all Master Note Agreements and Letters of Credit Agreements entered into with brokers/banks as collateral;

o Reconciliation of all such securities held as collateral by Bank One Trust Company, N.A. in exchange for securities lent on behalf of the Funds to the books and records of the Funds and Bank One Trust Company, N.A.

We believe that our examinations provide a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Chicago, Illinois
February 13, 2004

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We as members of management of the Balanced Portfolio, the Mid Cap Growth Portfolio, the Large Cap Growth Portfolio, the Equity Index Portfolio, the Diversified Equity Portfolio, the Diversified Mid Cap Portfolio, the Government Bond Portfolio, the Mid Cap Value Portfolio, and the Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred to as the "Funds,") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003, as it relates to the collateral held in exchange for securities lent on behalf of the Funds.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, with respect to collateral held in exchange for securities lent on behalf of the Funds.

One Group Investment Trust


By:  /s/ Nadeem Yousaf
     ---------------------------------
     Nadeem Yousaf, Treasurer
     One Group Investment Trust